

Mail Stop 4631

June 22, 2016

Via E-mail
Mr. Philip D. Fracassa
Executive Vice President and Chief Financial Officer
The Timken Company
4500 Mount Pleasant Street NW
North Canton, OH 44720

      Re: **The Timken Company**
                Form 10-K
                Filed February 24, 2016
                File No. 1-1169

Dear Mr. Fracassa:

We have reviewed your filing and have the following comments. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2015

Management's Discussion and Analysis, page 18

Results of Operations, page 22

1. We note the tax rate reconciliation provided on pages 25 and 88 and the disclosures underlying your discussion of income tax expense. Since your effective tax rate of 64.1% reflects a large tax benefit against a pretax loss for fiscal year 2015, please address the following comments:

   - Please break out the $34.7 million reversal of valuation allowances by country and provide a description of the facts and circumstances for why each reversal was warranted as of December 31, 2015.
   - Please explain what the line item "deferred taxes related to branch operations" specifically represents in fiscal year 2015. If related to the disclosure on page 89 regarding local country net operating losses, please explain why this item had nil impact in fiscal years 2014 and 2013.

- Please quantify your undistributed foreign earnings in fiscal year 2015 and explain how the impact of tax expense related to undistributed earnings of foreign subsidiaries is determined, including how the impact is nil for 2015. In this regard, we note that in 2012 the impact was also nil but you had undistributed earnings of $544.0 million that year. Please explain how your statement "U.S. earnings are sufficient to cover U.S. cash needs for operations" relates to the level of undistributed or distributed foreign earnings in any given period.

- Please expand your discussion and analysis of the fiscal year 2015 effective tax rate to provide specific information about the change in your mix of taxable earnings, including a discussion of the variations in tax rates, for the more significant foreign jurisdictions. In this regard, we note that your foreign income tax expense as a percentage of foreign pre-tax income was 5% for fiscal year 2015, 26% for fiscal year 2014 and 40% for fiscal year 2013. Refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Critical Accounting Policies and Estimates, page 40

2. On page 41, you disclose the fair value and carrying value of the Aerospace Transmission reporting unit and that the fair values of other reporting units exceeded carrying amounts by a significant amount. Please clarify whether goodwill for the Aerospace Transmission reporting unit is material to your financial statements and quantify, if appropriate. If material, provide a discussion of key assumptions and potential events or circumstances that could have a negative effect on the estimated fair value.

Form 8-K filed April 27, 2016

3. You disclose non-GAAP performance measures with more prominence than the comparable GAAP measure, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Craig Slivka, Special Counsel, at (202) 551-3729, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction